UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 25, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

AP98 Controlled Subsidiary – Conroe, TX

On December 15, 2020, we directly acquired ownership of a “wholly-owned subsidiary”, AP98 (the “AP98 Controlled Subsidiary”), for an initial purchase price of approximately $31,750,000, which was the initial stated value of our equity interest in the AP98 Controlled Subsidiary (the “AP98 Investment”). The AP98 Controlled Subsidiary used the proceeds from the AP98 Investment to close on the acquisition of a residential subdivision consisting of 124 homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX. Details of this acquisition can be found here.

On June 25, 2021, the AP98 Controlled Subsidiary secured senior financing through a $17,500,000 loan from KeyBank (the “AP98 Senior Loan”). The AP98 Senior Loan features a 1-year term and 1 year interest-only at a floating rate of SOFR + 1.65%. The AP98 Senior Loan features a loan to value ratio, or LTV ratio, of approximately 53.7% based on the third party appraised value of $32,600,000, as of June 2021. The LTV ratio is the amount of the AP98 Senior Loan, divided by the as-is third party appraised value of the AP98 Property. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

Controlled Subsidiary Investment - Decolage Ventures, LLC

On May 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Decolage Ventures, LLC (“Pico Controlled Subsidiary”), in which we had the right to receive a preferred economic return for a purchase price of $5,000,000, which is the initial stated value of our equity interest in the Pico Controlled Subsidiary (“Pico Investment”). The Pico Controlled Subsidiary used the proceeds from the Pico Investment to develop a single mixed-use property totaling 51 units and 3,350 square feet of retail located at 3063 West Pico Boulevard, Los Angeles, CA 90006 (the “Pico Property''). Details of this acquisition can be found here.

On June 25, 2021, the Pico Controlled Subsidiary redeemed the Pico Investment in full. The Pico Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the Pico Investment through the sale of the Pico Property. All preferred return payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 12.25%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 1, 2021